Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE - February 23, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	2004 Year End Reserves Increase

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) is pleased to announce that it has received confirmation from its independent reserves auditor, McDaniels and Associates Consultants Ltd. (“McDaniels”), of significant additions to its oil and gas reserves in 2004.

As of January 1, 2005, Proved and Probable reserves totaled 549.8 million barrels oil equivalent (“mmboe”), compared to last year’s total of 495.4 mmboe. This year's total comprises of 502.9 million barrels of oil (“mmbo”), 32.1 mmboe of Natural Gas Liquids (“NGLs”) and 88.4 billion cubic feet (“bcf”) of natural gas representing a replacement of production of 197%.

The oil and NGLs reserves alone have increased from 490 mmbo to 535 mmboe, replacing production by 180%.

Oil reserve additions have been a result of exploration and appraisal success, particularly in the Aryskum, Kyzylkiya and Akshabulak areas, modest initial recognition of the Company’s Enhanced Oil Recovery (“EOR”) program which will start in 2005 in the Kumkol South field, and improved performance of the Kumkol South, Kumkol North and South Kumkol fields.

NGLs and gas reserves additions have been a result of PetroKazakhstan programs for the full utilization of its gas resources: extraction of Liquefied Petroleum Gas (“LPG”) at plants in the Akshabulak and KAM fields, efficient use of produced gas at the Kumkol Power Plant and conservation of dry gas by re-injection into reservoirs for future extraction and sale.
One year and five year average finding and development costs for proved and probable liquids remain extremely low at $1.08/bbl and $1.53/bbl respectively.

PetroKazakhstan’s CEO Bernard Isautier commenting on the results said: “Even under the stringent rules followed by the independent reserves auditor, our Company has recorded a spectacular improvement in its reserves base this year. Our five year average reserves replacement of 140% demonstrates the Company’s consistent ability to fully exploit and manage an excellent portfolio of development and exploration assets in the South Turgai Basin. We continue to pursue every economic opportunity to add reserves and production. McDaniels has identified 255 million barrels of possible crude oil reserves in our existing fields, which will be evaluated. Our exploration acreage and prospect portfolio is growing. NGLs and gas resources are still at a very early stage of assessment and development and will add another dimension to our business growth in the future.”

PetroKazakhstan is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.